UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-    Not Applicable                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 20th December, 2017	By	/s/ Sanjay Dongre
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit    I

Description

Communication dated 20th December, 2017 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about outcome of Board meeting of the Bank held on 20th December, 2017.

Exhibit I

20th December, 2017

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Outcome of Board meeting held on 20th December, 2017

Pursuant to Regulation 30 and other applicable provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we wish to inform you that the Board of Directors of the Bank, at their meeting held on 20th December, 2017, have approved raising of funds aggregating up to Rs.24,000 crore:

(I)	of which, an amount up to a maximum of Rs. 8,500 crore shall be through issuance of equity shares of face value of Rs.2/- each of the Bank (the “Equity Shares”) pursuant to a preferential issue to Housing Development Finance Corporation Limited ( the “Promoter”); and

(II)	the balance shall be through issuance of Equity Shares/convertible securities/depository receipts pursuant to a Qualified Institutional Placement (QIP) / American Depository Receipts (ADR)/ Global Depository Receipt (GDR) program.

Further, for the purpose of giving effect to above resolutions, the Board authorized a special committee of the Board to decide, inter-alia, the terms and conditions of the proposed issues.

An extra-ordinary general meeting of the Bank will be convened on Friday, 19th January, 2018, at 2.30 P.M. at Birla Matushri Sabhagar, 19, New Marine Lines, Mumbai- 400020 to seek approval of the shareholders of the Bank on the above proposals.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice-President (Legal) & Company Secretary